SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2009 (report no.3)

Commission File Number: 0-27466

NICE-SYSTEMS LTD.

(Translation of Registrant's Name into English)

8 Hapnina Street, P.O. Box 690, Ra'anana, Israel

(Address of Principal Executive Offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    X       Form 40-F

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):

Yes  ____  No    X

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation

S-T Rule 101(b)(7):

Yes  ____  No    X

Indicate by check mark whether by furnishing the information contained in this Form 6-K, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ____  No    X

If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):  82- _N/A__

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THE FIRST PARAGRAPH OF THE PRESS RELEASE ATTACHED HERETO AS EXHIBIT 99.1 OF THIS REPORT ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO NICE-SYSTEMS LTD.`S ("NICE") REGISTRATION STATEMENTS ON FORM S-8 (REGISTRATION STATEMENT NOS. 333-06784, 333-08146, 333-11842, 333-09350, 333-11154, 333-111112, 333-111113, 333-134355, 333-144589, 333-145981 and 333-153230),  AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS SUBMITTED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

CONTENTS

This Report on Form 6-K of NICE consists of the following documents, which are attached hereto and incorporated by reference herein:

99.1 Press Release: NICE to Enhance Security Offering With the Acquisition of Hexagon, Dated August 31, 2009.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

NICE-SYSTEMS LTD.

By:   /s/ Yechiam Cohen

Name: Yechiam Cohen

Title: General Counsel

Dated: August 31, 2009

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EXHIBIT INDEX

99.1 Press Release: NICE to Enhance Security Offering With the Acquisition of Hexagon, Dated August 31, 2009.

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NICE to Enhance Security Offering With the Acquisition of Hexagon

Unique technology will expand NiceTrack`s capabilities for helping law enforcement, internal security, and intelligence agencies fight crime and terror

Ra`anana, Israel, August 31, 2009, NICE Systems Ltd. (NASDAQ: NICE), the global provider of advanced solutions that enable organizations to extract Insight from Interactions to drive performance, today announced that it has signed a definitive agreement to acquire Hexagon System Engineering Ltd., an Israel-based company that provides cellular location tracking technology. Hexagon`s unique technology enables law enforcement, internal security, and intelligence agencies to fight crime and terror more effectively. The Hexagon solution will further bolster the NiceTrack portfolio in addressing the growing demand for location tracking capabilities.  Under the agreement, NICE would acquire the company for approximately $11 million.  The transaction is anticipated to close shortly. The company does not anticipate material impact on its financial results in years 2009 and 2010.

Hexagon`s technology enables high levels of cellular location accuracy at a fraction of the infrastructure deployment costs versus competitive alternatives.  The technology has been developed by Hexagon for over a decade and successfully deployed worldwide. With this transaction NICE strengthens its position in communications interception market by adding innovative technology for communications information analysis that is complementary to the NiceTrack offering.

The NiceTrack solutions portfolio enables interception of all types of communications and generates comprehensive intelligence. It offers a unified set of solutions for the collection, processing and analysis of both telephony and Internet data for law enforcement, intelligence agencies and internal security organizations. The solution provides a complete suite of operational tools and applications, which ensure that meaningful, mission-critical information is delivered on time to security decision makers and operational staff, enabling them to detect threats and achieve a fast and appropriate response.

"We are very pleased with the great achievements of our security business, as we`ve been successfully winning new large scale projects. The addition of this innovative and field proven technology will further strengthen our security business by enhancing our offering to government agencies, thus enhancing growth in the global homeland security market," said Israel Livnat, President of Security Group, NICE Systems. "We are happy to add to our team Hexagon`s very talented group of experts. This transaction reflects our focused strategy of continually enhancing our company`s core competence in capturing, managing, and analyzing massive amounts of unstructured data. and we believe it will help support our goals for the NICE security business " Mr. Livnat concluded.

About NICE Systems

NICE Systems (NASDAQ: NICE) is the leading provider of Insight from Interactions solutions and value-added services, powered by the convergence of advanced analytics of unstructured multimedia content and transactional data - from telephony, web, email, radio, video, and other data sources. NICE`s solutions address the needs of the enterprise and security markets, enabling organizations to operate in an insightful and proactive manner, and take immediate action to improve business and operational performance and ensure safety and security. NICE has over 24,000 customers in more than 150 countries, including over 85 of the Fortune 100 companies. More information is available at http://www.nice.com.

Corporate Media Contact Galit Belkind	NICE Systems Galit.belkind@nice.com	+1 877 245 7448
Investors Daphna Golden	NICE Systems ir@nice.com	+1 877 245 7449

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NICE Trademarks:

3600 View, Alpha, ACTIMIZE, Actimize logo, Customer Feedback, Dispatcher Assessment, Encorder, eNiceLink, Executive Connect, Executive Insight, FAST, FAST alpha Blue, FAST alpha Silver, FAST Video Security, Freedom, Freedom Connect, IEX, Interaction Capture Unit, Insight from Interactions, Investigator, Last Message Replay, Mirra, My Universe, NICE, NICE logo, NICE Analyzer, NiceCall, NiceCall Focus, NiceCLS, NICE Inform, NICE Learning, NiceLog, NICE Perform, NiceScreen, NICE SmartCenter, NICE Storage Center, NiceTrack, NiceUniverse, NiceUniverse Compact, NiceVision, NiceVision Alto, NiceVision Analytics, NiceVision ControlCenter, NiceVision Digital, NiceVision Harmony, NiceVision Mobile, NiceVision Net, NiceVision NVSAT, NiceVision Pro, Performix, Playback Organizer, Renaissance, Scenario Replay, ScreenSense, Tienna, TotalNet, TotalView, Universe, Wordnet are trademarks and/or registered trademarks of NICE Systems Ltd. All other trademarks are the property of their respective owners.

This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Messrs. Livnat, are based on the current expectations of the management of NICE-Systems Ltd. (the Company) only, and are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company`s customer base (particularly financial services firms) and the resulting uncertainties; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; pressure on pricing resulting from competition; and inability to maintain certain marketing and distribution arrangements. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company`s Annual Report on Form 20-F.   The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.

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